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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Blackrock Municipal Target Term Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09247M105
(CUSIP Number)

December 11, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X Rule 13d-l(b)
  Rule 13d-1(c)
  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the Subject class of securities, and for any Subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 	09247M105
1. Names of Reporting Persons. Relative Value Partners, LLC, TIN 20-1026469 I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b) Reporting Person is an Invesment Advisor which has discretionary authorityoveraccounts which benefically and collectively own five percent of the Issuer.

3. SEC Use Only

4. Citizenship or Place of Organization United States of America

Number of     5. Sole Voting Power:  2,355,900 Shares
Shares Bene
ficially by   6. Shared Voting Power
Owned by Each
Reporting     7. Sole Dispositive Power: 2,355,900 Shares
Person With:
              8. Shared Dispositive Power

9.   Aggregate Amount Beneficially Owned by Each Reporting
Person: 2,355,900 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11. Percent of Class Represented by Amount in Row (9): 5.2

12. Type of Reporting Person: IA


Item 1.
(a) Name of Issuer: Blackrock Municipal Target Term Trust

(b) Address of Issuer's Principal Executive Offices:
40 E. 52nd St.,New York, NY 10022.

Item 2.
(a) Name of Person Filing: Relative Value Partners, LLC

(b) Address of Principal Business Office or, if none,
Residence: 1033 Skokie Blvd., Suite 150,
Northbrook, IL 60062

(c) Citizenship: United States of America

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 09247M105

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) X  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii) (F);

(g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

Item 4. Ownership.
   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  2,355,900

(b) Percent of class:  5.2

(c) Number of shares as to which the person has:
    (i)  Sole power to vote or to direct the vote: 2,355,900
    (ii) Shared power to vote or to direct the vote: N/A
    (iii)Sole power to dispose or to direct the disposition of: 2,355,900
    (iv) Shared power to dispose or to direct the disposition of:N/A

Instruction. For computations regarding securities which represent a right to acquire an underlying security see section 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class
   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
NOT APPLICABLE.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan. pension fund or endowment fund is not required. NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate Under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant
Subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach all exhibit stating the identification of the relevant Subsidiary. NOT APPLICABLE.

Item 8. Identification and Classification of Members of the Group
   If a group has filed this schedule pursuant to
section 240.1 3d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to section 240.13d-1(c) or section 240.13d-1(d), attach an exhibit stating the identity of each member of the group. NOT APPLICABLE.

Item 9. Notice of Dissolution of Group
   	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5. NOT APPLICABLE.

Item 10. Certification
(a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 20, 2006
Signature:  Robert Huffman
Name/Title:  Robert Huffman, Managing Member